Capital Auto Receivables LLC

200 Renaissance Center

Detroit, Michigan 48265

January 29, 2016

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Michelle Stasny
M. Hughes Bates

Re:	Capital Auto Receivables LLC
Amendment No. 2 to Registration Statement on Form SF-3
Filed January 14, 2016
File No. 333-208079

Dear Ladies and Gentlemen:

This letter is provided on behalf of Capital Auto Receivables LLC (the “Company”) in response to your letter dated January 22, 2016 (the “Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced submission. For your reference, we have listed your questions and our corresponding answers.

The Receivables Pool

Exceptions to Underwriting Guidelines, page 42

1.	We note your response to prior comment 4 and reissue. We also note your disclosure of specific compensating factors on page 28 where you state that “[a]pproved applicants that do not comply with all credit guidelines typically have strong compensating factors that indicate a high ability of the applicant to repay the receivable such as a co-obligor, a lower loan-to-value ratio or a shorter loan term.” In light of this statement, it is not clear why you are unable to provide information about each of these specific factors as required by Item 1111(a)(8) of Regulation AB. Please either revise your disclosure to include information about the compensating factors that were used to make the determination to include such receivables, including data on the amount of assets in the pool, or sample, that are represented as meeting each such factor and the amount of the assets that do not meet those factors or explain to us how specific compensating factors are used in the manual approval process but you are unable to provide additional detail about those factors.

Securities and Exchange Commission

January 29, 2016

Response: In connection with the sponsor’s acquisition of receivables, even though the sponsor tracks whether a receivable was originated with an exception noted, it does not track the compensating factors used by the credit underwriter to ultimately approve an application. It is generally difficult for the sponsor to identify the individual compensating factors used by the credit underwriter with any specificity because the credit underwriter is reviewing each of the characteristics of an application and making a determination of whether to approve the application by using his or her experience and judgment in analyzing each characteristic related to the receivable taken as a whole. For example, if the prospective primary obligor does not have a credit score that meets the sponsor’s credit score criteria, the credit underwriter may decide to approve the application because a co-obligor has a credit score that satisfies the criteria and the receivable has a shorter than average term. As a result of the sponsor’s use of a credit underwriter to make the determination of whether to approve an application based on all of the characteristics of the receivable taken together, the credit underwriter does not identify the specific characteristics that caused him or her to approve an application and therefore the sponsor does not have the ability to track or disclose the specific compensating factors related to each receivable.

We have revised our disclosure to clarify that when each of the receivables were originated, the credit underwriter made the determination of whether a compensating factor existed that satisfied the credit underwriter that the application should be approved despite one of the underwriting criteria having not been met.

Additionally, with respect to the selection of the pool, we noted that the adopting release for Item 1111(a)(8) stated in part that “[i]ssuers are required to disclose the entity (e.g., sponsor, originator, or underwriter) who determined that such assets should be included in the pool, despite not having met the disclosed underwriting standards, and what factors were used to make the determination. For example, this could include compensating factors, such as those included in an issuer’s waiver policies for including in the pool loans that fail to meet the disclosed underwriting criteria, or a determination that the exception was not material.” See p. 26 of Release Nos. 33-9176, 34-63742; File No. S7-26-10. As required by Item 1111(a)(8), we have included disclosure on page 42 of our prospectus under “The Receivables Pool—Exceptions to Underwriting Guidelines” that notes that the receivables with exceptions noted in the underwriting process that are included in the pool are immaterial.

When determining whether to include receivables that were approved at origination and included an exception to an underwriting criterion, the depositor does not use any compensating factors in determining whether to include such receivables in the pool of receivables. Therefore, we do not disclose any compensating factors with respect to our decision to include receivables in the pool of receivables.

Securities and Exchange Commission

January 29, 2016

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, Janette McMahan of Kirkland & Ellis LLP, at (212) 446-4754.

Sincerely,

/s/ Ryan C. Farris
Ryan C. Farris
President, Capital Auto Receivables LLC

cc:	Richard V. Kent, Capital Auto Receivables LLC
Janette McMahan, Kirkland & Ellis LLP